United States securities and exchange commission logo





                              October 29, 2021

       Michelle Wilson
       Co-Chief Executive Officer
       Isos Acquisition Corporation
       55 Post Road West, Suite 200
       Westport, CT 06880

                                                        Re: Isos Acquisition
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 18,
2021
                                                            File No. 333-258080

       Dear Ms. Wilson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Proven Business Model, page 186

   1. We note your response to our prior comment 3 and reissue in part. Please revise to balance the discussion
with your results of operation as reflected in the included financial statements. Please
disclose the most recent average revenue growth rates, overall and on a same-store basis, for
the periods reflected in your financial statements. In this regard, we note that you have
selected various periods which don't correspond to the included financial statements.
The company's results of operation as reflected in the included financial statements
should be presented with equal prominence.
 Michelle Wilson
FirstName LastNameMichelle
Isos Acquisition Corporation Wilson
Comapany
October 29,NameIsos
            2021     Acquisition Corporation
October
Page 2 29, 2021 Page 2
FirstName LastName
Reconciliation of Net Income to Covenant Adjusted EBITDA, page 198

2. If true, please revise to explicitly state that the covenant or covenants calculated using
         Covenant Adjusted EBITDA are material terms of the credit agreement.
3. If true, please explicitly state that Covenant Adjusted EBITDA is calculated and disclosed exactly as defined by the Existing First Lien Credit
Agreement.
4. Please revise to disclose the amount or limit required for compliance with the covenants calculated using Covenant Adjusted EBITDA.
5. Please revise to explicitly disclose that Covenant Adjusted EBITDA is a liquidity measure. If not, please explain to us in detail. If so, please revise to reconcile to operating cash flow.
6. We note that on June 10, 2020, you entered into an amendment to the Existing First Lien
         Credit Agreement that provided you a Covenant Waiver. Please tell us and revise to disclose why a waiver was needed.
7. Please revise to disclose the actual or reasonably likely effects of compliance or non-
         compliance with the covenant on your financial condition and liquidity.
(2) Significant Accounting Policies, page F-42

8. Please disclose your accounting policy for loss contingencies. Refer to ASC 235-10-50.
(10) Commitments and Contingencies, page F-58

9. We reviewed your response to comment 14. On page F-59 you disclose that you, "do not have any current liabilities for [y]our center leases because the rental payments are less than the interest accretion on the liability," Please tell us and reference your basis in
         GAAP for not having any current liabilities for your center leases. You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at
202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services